Exhibit 3.1(c)

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
TELANETIX, INC.

Telanetix, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation") does hereby certify that:

FIRST:	The certificate of incorporation of the Corporation is hereby amended by deleting paragraph (a) of the Article Fourth thereof in its entirety and inserting the follow in lieu thereof:

"(a) The Corporation is authorized to issue a total of Six Hundred Ten Million (610,000,000) shares of stock.  Six Hundred Million (600,000,000) shares shall be designated "Common Stock" with a par value of $0.0001 per share and Ten Million (10,000,000) shares shall be designated "Preferred Stock" with a par value of $0.0001 per share."

SECOND:	That the foregoing amendment of the certificate of incorporation has been duly approved by the board of directors of the Corporation.

THIRD:	That in lieu of a meeting and vote of stockholders, the stockholders by the written consent of holders of a majority of the outstanding voting securities of the Corporation have consented to said amendment in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

FOURTH:	That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by Douglas N. Johnson, its duly appointed chief executive officer, this 2nd day of September, 2010.

By:   /s/ Douglas N. Johnson
                         Douglas N. Johnson, Chief Executive Officer

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